EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
In millions	March 31, 2013	April 1, 2012
Earnings
Earnings before income taxes and noncontrolling interests	$431	$650
Add
Fixed charges	25	25
Amortization of capitalized interest	—	1
Distributed income of equity investees	41	31
Less
Equity in earnings of investees	73	92
Capitalized interest	2	2
Earnings before fixed charges	$422	$613

Fixed charges
Interest expense	$6	$8
Capitalized interest	2	2
Amortization of debt discount	2	—
Interest portion of rental expense (1)	15	15
Total fixed charges	$25	$25

Ratio of earnings to fixed charges	16.9	24.5

(1)   Amounts represent those portions of rent expense that are reasonable approximations of interest costs.